January 26, 2016

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 4, 2016
Correspondence Submitted January 11, 2016
File No. 333-208842

Ladies and Gentlemen:

We are submitting this letter on behalf of Audentes Therapeutics, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 19, 2016 relating to the Company’s Registration Statement on Form S-1 (File No. 333-208842) filed with the Commission on January 4, 2016 (the “Registration Statement”) and more specifically the correspondence submitted to the Staff by us on behalf of the Company on January 11, 2016 (the “Initial Letter”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are providing to the Staff by overnight delivery five copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 1

U.S. Securities and Exchange Commission

January 26, 2016

General

1.	Please expand your analysis to include all equity issuances subsequent to January 1, 2015, including the preferred stock issued in October 2015. Also, for the analysis provided it is unclear how you have sufficiently addressed our comment considering the significant increase in the estimated fair value of the common stock from the periods provided to the mid-point of the price range. Please tell us the following:

•	How you determined the discount for lack of marketability for all valuations presented;

•	Further explain why the PWERM was not used in the October 8, 2015 valuation and what occurred between then and the December 6, 2015 valuation when it was used;

•	How you determined the weightings for each of the scenarios used in the December 6, 2015 valuation; and

•	How you determined that a scenario with a December 2016 IPO was appropriate in your December 6, 2015 valuation.

As detailed in the Initial Letter, the Company advises the Staff that the Company currently anticipates that it will effect a proposed [*] to 1 reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing a preliminary prospectus with the Commission that sets forth an expected price range (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all presented on a post-split basis. In order to facilitate the review by the Staff of our responses to the above information requests and comments, we have attached a copy of the Initial Letter as Appendix A to this letter.

Per the Staff’s request, the tables below set forth all equity issuances (i.e., the grant of options to purchase common stock of the Company and the issuance of common or preferred stock of the Company in connection with acquisition or financing activities) by the Company subsequent to January 1, 2015.

Options to Purchase Common Stock

Award Date	Shares Underlying	Valuation Report Date	Fair Value of Common Stock/Exercise Price of Option
February 4, 2015	[*]	November 30, 2014	$[*]
February 27, 2015	[*]	November 30, 2014	$[*]
April 8, 2015	[*]	November 30, 2014	$[*]
May 27, 2015	[*]	November 30, 2014	$[*]
July 29, 2015	[*]	November 30, 2014	$[*]
November 6, 2015	[*]	October 8, 2015	$[*]
December 18, 2015	[*]	December 6, 2015	$[*]
December 21, 2015	[*]	December 6, 2015	$[*]
December 26, 2015	[*]	December 6, 2015	$[*]

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 2

U.S. Securities and Exchange Commission

January 26, 2016

Shares Issued in Cardiogen Acquisition

Type of Capital Stock	Date Issued	Number of Shares	Fair Value
Common Stock	August 17, 2015	[*]	$[*]
Series B Preferred Stock	August 17, 2015	[*]	$[*]

Shares Issued in Series C Preferred Stock Financing

Type of Capital Stock	Date Issued	Number of Shares	Purchase Price
Series C Preferred Stock	October 8, 2015	[*]	$[*]

Discussion of Valuations and Issuance Activity

November 30, 2014 Valuation Report

As of November 30, 2014, the board of directors of the Company (the “Board”) determined the estimated fair value of the common stock of the Company to be $[*] per share based primarily on the third-party valuation report that was obtained as of that date (the “November 2014 Valuation Report”). The valuation was prepared on a minority, non-marketable interest basis using the value of the Series B preferred stock financing ($[*] per share), which closed on November 21, 2014, in order to estimate the equity value of the Company. The Option Pricing Method (“OPM”) was then utilized to allocate this equity value amongst each of the classes of stock of the Company. The OPM method was selected given the very wide range of possible future exit events, and given that forecasting specific probabilities at that date would render potential values associated with any future events to be highly speculative and imprecise, especially in light of the fact that the Company had incurred significant losses and generated no revenue since its incorporation in November 2012 and that all of its product candidates remained in the pre-clinical stages of development. The Probability-Weighted Expected-Return Method (“PWERM”) was considered, but not used due to the uncertainty and high speculation surrounding future potential liquidity events, as this approach is most useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. After the aggregate enterprise value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) of 30% was applied to the estimated fair value of the Company’s common stock.

In order to determine the appropriate DLOM, the third-party valuation expert relied upon two well-established methodologies. The first of these involved the review and analysis of a number of publicly available surveys of the average discount associated with restricted stock transactions (specifically, surveys conducted by Management Planning, Inc., FMV and Pluris). For each of the surveys, the third-party valuation expert sorted and analyzed the underlying data to focus on the companies most similar to the Company based on a variety of measures, including, but not limited to, revenues and earnings (or lack thereof), market capitalization and total assets, and determined a benchmark Company-specific adjustment for lack of marketability as a starting point. Further consideration was given to the early stage of the Company’s drug development efforts and the related market and regulatory risks, the fact that the Company had not generated any revenue since inception and the subordinate economic and control status of the common stock relative to the Company’s outstanding preferred securities. The resulting DLOM was then validated for reasonableness by utilizing the second methodology, which was a put option analysis, and such analysis supported the concluded discount including the subsequent qualitative adjustments.

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 3

U.S. Securities and Exchange Commission

January 26, 2016

Stock Options Granted in February, April, May and July 2015

As set forth in the table above, the Board granted stock options on February 4, 2015, February 27, 2015, April 8, 2015, May 27, 2015 and July 29, 2015, each having an exercise price of $[*] per share, which the Board determined to be the fair value of common stock on each grant date. In order to make this determination, the Board relied upon the November 2014 Valuation Report and the fact that, from November 2014 to July 2015, there had been no significant corporate events or developments or additional equity issuances. Given the lack of certainty of any future liquidity event, the lack of significant developments in the Company’s drug development efforts and the fact that no additional capital raising transactions had occurred, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from November 30, 2014 for the grants in February, April, May and July 2015.

Cardiogen Acquisition Shares

As described on pages 80, F-35 and F-36 of the Registration Statement, on August 17, 2015, the Company acquired Cardiogen Sciences, Inc. As consideration for the acquisition, the Company issued [*] shares of common stock and [*] shares of Series B preferred stock. For financial reporting and accounting purposes, the Company determined, after consultation with its valuation and accounting advisors, that it would utilize the fair values of the equity securities as set forth in the October 2015 Valuation Report (as defined below). This determination was made due to the close proximity of the October 2015 Valuation Report to the Cardiogen acquisition and the concurrent timing of the report with the Series C preferred stock financing that formed the basis for the enterprise value utilized in such report.

October 8, 2015 Valuation Report

The third-party valuation report as of October 8, 2015 (the “October 2015 Valuation Report”) utilized the Company’s concurrent October 8, 2015 Series C preferred stock financing to estimate the equity value of the Company. This financing included both new and existing investors in the Company, all of which were sophisticated investors with well-informed views of the then-current financing environment for both public and private life sciences companies, including those in the gene therapy sub-sector. These investors had engaged in robust, arms-length negotiations with the Company that involved extensive diligence and price and value discovery discussions, and those discussions reflected the consideration by such investors of the Company’s potential future capital raising and liquidity strategies and needs. As a result, the Company concluded that it was the most proximate and accurate indicator of equity value. The OPM was then utilized to allocate this equity value amongst each of the classes of stock of the Company. The OPM method was selected given the wide range of possible future exit events, and given that forecasting specific liquidity probabilities at that date would render potential values associated with any future events to be highly speculative and imprecise, especially in light of the then-recent volatility in the life sciences and broader public equity markets that occurred in August and September 2015 that made the prospect for any potential near-term initial public offering (“IPO”) for the Company highly uncertain and speculative. For example, biotech indices had fallen 20% to 27% from July 20, 2015 to October 23, 2015 amid concerns over the national debate on drug pricing, interest rate increases and the macro-economic outlook in both Europe and emerging countries. Furthermore, life sciences IPOs priced between mid-September 2015 and November 2015 have with one exception priced below the range, and as a class, by the end of 2015 and into early 2016, the publicly traded equity of these companies had for the most part experienced

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 4

U.S. Securities and Exchange Commission

January 26, 2016

downward trading trends and had not only given back all of their initial positive gains, but their mean and median trading values were largely below initial issue prices.

The PWERM was considered as a possible allocation methodology but ultimately was not used due to the reasons set forth above and also those set forth with respect to the November 2014 Valuation Report. While the Company had engaged in some preliminary preparatory work for a possible IPO, as of the date of the October 2015 Valuation Report, there remained considerable uncertainty regarding the form and timing of any contemplated liquidity event. The primary reasons underlying this uncertainty as of the date of the October 2015 Valuation Report were: (i) the Company would need to continue to further develop its research and development programs for significant periods of time prior to any possible IND or CTA submission for its lead programs and would likely need additional time thereafter before initiating any related clinical trials; (ii) the Company hired its first chief financial officer in late September 2015 and remained in the early stages of developing its finance organization; (iii) the Company concurrently consummated the Series C preferred stock financing and, as a result, had considerable flexibility to progress its development activities without a near-term need to raise additional capital; and (iv) the public equity markets, particularly in the life sciences and drug development sector, had experienced significant downward pressure and volatility in the preceding weeks, which had caused management of the Company and the Board to further develop and refine its strategies related to the possibility of remaining a privately held company for an indefinite period of time.

After the aggregate enterprise value was determined and allocated to the various classes of stock, a DLOM of 30% was applied to the estimated fair value of the Company’s common stock. The DLOM was determined based on the same factors and in the same manner as is described above with respect to the November 2014 Valuation Report.

Stock Options Granted in November 2015

As set forth in the table above, the Board granted stock options on November 6, 2015 having an exercise price of $[*] per share, which the Board determined to be the fair value of the common stock on that date. In order to make this determination, the Board relied upon the October 2015 Valuation Report and the fact that from October 8, 2015 to November 6, 2015, there was no significant progress with the Company’s developmental programs or other financing events that would be considered likely to have an impact on the equity value of the Company. Furthermore, in informal discussions with its banking advisors, the Company was advised that the likelihood of successfully consummating an IPO in the near term remained uncertain in light of the continuing volatility in the broader public equity markets. Given the short time frame, the lack of significant research and development or other corporate events occurring between October 8, 2015 and November 6, 2015, and the continued uncertainty in the public equity markets, in the judgment of the Board, there had been no events suggesting that the enterprise value of the Company had changed since the date of the October 2015 Valuation Report. Accordingly, the fair value of the common stock on November 6, 2015 was determined to be $[*] per share.

December 6, 2015 Valuation Report

The third-party valuation report as of December 6, 2015 (the “December 2015 Valuation Report”) utilized a combination of an estimate of the future IPO value of the Company and the Company’s recently completed Series C preferred stock financing in October 2015 in order to estimate the equity value of the Company. The Company then allocated the equity value to its common stock using a combination of the

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 5

U.S. Securities and Exchange Commission

January 26, 2016

OPM and PWERM (which is referred to as the Hybrid Method). The Hybrid Method employs the concepts of the PWERM and OPM in a single framework. The PWERM incorporated probability estimates for a potential IPO scenario in January 2016 (weighted at 35% with a DLOM of 10%), an IPO scenario in December 2016 (weighted at 40% with a DLOM of 25%) and a non-IPO scenario in which the Company remains a private company (weighted at 25% with a DLOM of 30%).

The valuation report included the two IPO scenarios (January 2016 and December 2016) on the basis that they reflected, in management’s judgment after receiving advice and input from its investment banking and other professional advisors, the two most likely general timeframes in which the Company would have an opportunity to complete an IPO in the near term. Based in part on the then-recent perceived stabilization in the life sciences and broader public equity markets, and in light of the progress the Company had made towards completing an IPO as of the date of the December 2015 Valuation Report, the Company had concluded that, while the timing remained inherently uncertain, the possibility of completing the Registration Statement review process and other preparatory activities and, subject to market conditions, commencing the public marketing process and pricing an IPO in January was potentially viable. If, however, the opportunity to complete the IPO in January 2016 was not realized, in consultation with its investment banking advisors, the Company concluded that, in light of the Company’s existing cash balances and its internal drug development calendar, as well as potentially challenging middle of the year market conditions that were predicted to result from the U.S. presidential election cycle and potential public focus on drug pricing and the related political dynamics, the next timeframe in which the Company would likely consider an IPO would be in the period from November 2016 to January 2017. The non-IPO scenario was included in order to ensure that an appropriate weighting was given to the possibility of no near-term liquidity event and the impossibility of meaningfully forecasting the probability of any such liquidity events beyond the early part of 2017. While the weightings of each of these scenarios were inherently forward-looking and speculative and were based on management’s best estimate based on the information available, the Company and its advisors engaged in lengthy discussions regarding the Company-specific and external factors that would influence the probability of each of the three scenarios, which included, in addition to the factors described above, capital reserves, projected headcount increases and development schedules, the projected timing of other capital needs, anticipated partnership and collaboration opportunities, forecasted industry developments, historical market trends, the pricing and performance of recently completed IPOs by comparable companies, the post-IPO market trends of comparable public companies and other subjective factors that the Company determined to be relevant.

The Company began to employ a PWERM approach for the December 6, 2015 valuation date as the prospects for successfully completing an IPO in the near term had, in the opinion of the management of the Company and the Board, increased significantly and the Company began to dedicate significant additional resources and personnel to focus on that effort. This likelihood and the related decision to transition to a Hybrid Method that utilized a PWERM was driven in part by the fact that the Company had received initial comments from the Staff on the Registration Statement and had submitted an amended version of the Registration Statement in response to those Comments and also because the life sciences and drug development sector of the public equity markets had experienced a modest recovery and, at the time, investment professionals were forecasting continued and increasingly positive market developments for the balance of 2015 and in the first quarter of 2016. In the stay private scenario the DLOM was determined based on the same factors and in the same manner as is described above with respect to the November 2014 Valuation Report, with an upward adjustment in light of the longer implied potential holding period as compared to the holding periods reflected in the comparable companies survey data. With respect to the

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 6

U.S. Securities and Exchange Commission

January 26, 2016

DLOMs for the two IPO scenarios, the DLOMs were determined based on the same factors and in the same manner as is described above with respect to the November 2014 Valuation Report, except that (i) no adjustment was made for the subordinate economic and control status of the common stock relative to the Company’s outstanding preferred securities and (ii) for the January 2016 IPO scenario, a significant qualitative downward adjustment was made in light of the shortened implied potential holding period that would result from the successful completion of an IPO in January 2016. The put option analysis that was utilized continued to validate the appropriateness of the resulting discounts.

Stock Options Granted in December 2015

The Board granted stock options on December 18, 21 and 26, 2015, each having an exercise price of $[*] per share. The exercise price was determined based on the December 2015 Valuation Report. During the period from December 6, 2015 to each of the grant dates, there was no significant progress with the Company’s developmental programs or any financing events that would be considered likely to have an impact on the equity value of the Company. Given the short time frame and lack of significant events occurring between December 6, 2015 and the grant dates of December 18 to 26, 2015, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had increased from the $[*] per share value at December 6, 2015.

Summary of Significant Factors for Differences between Estimated Fair Values and Price Range

The estimated fair value of the Company’s common stock as determined by the Board increased from $[*] per share as of November 30, 2014, to $[*] per share as of October 8, 2015 and to $[*] per share as of December 6, 2015. No single event can be considered as having caused the fair value of the Company’s common stock to have increased from January 1, 2015 to December 6, 2015, nor can any single quantifiable event be considered as having caused the difference between the December 6, 2015 fair value and the recommended preliminary price range that is set forth in the Initial Letter. In addition to the factors that were identified in the Initial Letter, the Company respectfully submits that such increases have closely correlated with the timing of and imputed enterprise values that have resulted from the Company’s preferred stock financings and reflect the significant investment the Company has recently made in developing the systems, control and other infrastructure necessary to operate as a public company.

As mentioned in the Initial Letter, the Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process. The Company currently anticipates that process could commence as soon as [*]. Such price range could differ from the price range set forth in the Initial Letter based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company.

*****

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 7

U.S. Securities and Exchange Commission

January 26, 2016

In light of the near-term possibility of improved market conditions that would allow for the commencement of marketing and the inherent uncertainty in the duration or sustainability of such conditions in the event they develop, we would request an opportunity to speak with members of the Staff Wednesday, January 27, 2016, in the event the Staff has additional questions or comments regarding the foregoing or other matters set forth in the Initial Letter. In the interim, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James Evans

James Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 8

Appendix A

Initial Letter

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES – 9

January 11, 2016

JAMES D. EVANS	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 4, 2016
File No. 333-208842

Ladies and Gentlemen:

On behalf of Audentes Therapeutics, Inc. (the “Company”), and in connection with the submission of a letter dated December 18, 2015, in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Comment Letter concerning valuation considerations related to the Company’s recent equity awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES - 1

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between $[*] and $[*] per share after effecting a proposed [*] to 1 reverse stock split (the “Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on January 7, 2016 between senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC, the lead underwriters.

Prior to January 7, 2016, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described on pages 73-74 of the Registration Statement, for all periods prior to the IPO, the fair values of the shares of common stock underlying the Company’s share-based awards were estimated on each grant date by the Board. In order to determine the fair value of the Company’s common stock underlying option grants, the Board considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Company’s common stock, the Board exercised its judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including the Company’s stage of development; progress of its research and development efforts; the rights, preferences and privileges of its preferred stock relative to those of its common stock; equity market conditions affecting comparable public companies; the lack of marketability of its common stock; and valuations obtained from sales of its preferred stock to unrelated parties.

The following table summarizes the grant of options by the Company since September 30, 2015.

Award Date	Shares Underlying	Valuation Report Date	Fair Value of Common Stock/ Exercise Price of Option
November 6, 2015	[*]	October 8, 2015	[*]
December 18, 2015	[*]	December 6, 2015	[*]
December 21, 2015	[*]	December 6, 2015	[*]
December 26, 2015	[*]	December 6, 2015	[*]

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 2

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

The third-party valuation report as of October 8, 2015 utilized the Company’s recently completed financing in October 2015 in order to estimate the equity value of the Company. The Option Pricing Method (“OPM”) was then utilized to allocate this equity value amongst each of the classes of stock of the Company. The OPM method was selected given the very wide range of possible future exit events, and given that forecasting specific probabilities at that date would render potential values associated with any future events to be highly speculative and imprecise. The Probability-Weighted Expected-Return Method (“PWERM”) was considered as a possible allocation methodology but ultimately was not used due to the uncertainty surrounding future potential liquidity events, as this approach is most useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. After the aggregate enterprise value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) of 30% was applied to the estimated fair value of the Company’s common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable, and the common stock of a private company is not.

The third-party valuation report as of December 6, 2015 utilized a combination of an estimate of the future IPO value of the Company and the Company’s recently completed financing in October 2015 in order to estimate the equity value of the Company. The Company then allocated the equity value to its common stock using a combination of the OPM and PWERM (which is referred to as the Hybrid Method). The Hybrid Method employs the concepts of the PWERM and OPM in a single framework. The PWERM incorporated probability estimates for a potential IPO scenario in January 2016 (weighted at 35% with a DLOM of 10%), an IPO scenario in December 2016 (weighted at 40% with a DLOM of 25%) and a non-IPO scenario in which the Company remains a private company (weighted at 25% with a DLOM of 30%). The Company moved to the PWERM approach for the December 6, 2015 valuation date as an IPO became a more viable liquidity event and the Company began to develop greater visibility in the marketplace. Without these discounts and weighting the completion of an IPO scenario in January 2016 at 100%, the estimated fair value of the Company’s common stock would have been $[*] per share, or $[*] per share [*] the [*] of the Price Range.

The estimated fair value of the common stock utilized for the grants reflected in the table above will be revisited for financial reporting purposes in connection with the Company’s preparations for the completion and audit of its financial statements for the year ended December 31, 2015. The Company is currently of the view that there were no significant individual events that would have resulted in a significant increase to the Company’s equity value or that would have provided strong evidence that the prior estimated fair value utilized on each grant date in the table above is no longer appropriate. Accordingly, it is the current expectation of the Company that the estimated fair value of the common stock for financial reporting purposes will be based on the fair value estimated by the closest issued valuation report, and as a result the Company has not taken action to, and does not expect to take any action to, adjust the fair values of any of the option grants in connection with the preparation of its financial statements for the year ended December 31, 2015.

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Price Range and the estimated fair values of the Company’s common stock reflected in the table above. Specifically, the Company believes the differences between the fair value of its common stock determined for the option grants in December 2015 and the Price Range are due to the following:

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 3

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•	The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•	Differences in comparable companies in the life sciences market discussed between the Company and the underwriters and used to determine the Price Range, as compared to the prior analysis applied and comparable companies used by the Board.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range.

•	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the Price Range.

•	The Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as January [*], 2016. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

*********

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 4

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at

(206) 389-4559.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 5